H:N-SAR   77D-35d-1

                                             Exhibit 1
                                             N-SAR Item 77D


The Dreyfus/Laurel Funds Trust


At a meeting held on January 31, 2002, the Board of The
Dreyfus/Laurel Funds Trust adopted the following policies, as applicable, in order to comply with new Rule 35d-1 under the Investment Company Act of 1940, as amended:

-    Dreyfus Premier Core Value Fund

Non-fundamental policy to invest at least 80% of its assets in stocks.

-    Dreyfus Premier Limited Term High Income Fund

Non-fundamental policy to invest at least 80% of its assets in securities that are rated below investment grade at time of purchase.